L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

November 28, 2022

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 21, 2022, relating to the Company's Registration Statement on Form S-1/A, filed with the Commission on November 10, 2022 (the “Registration Statement”). Herewith, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis and Plan of Operations
Liquidity and Capital Resources, page 22

1.	We note your response to comment 5 and reissue. While we note your revised disclosure changing the timeline on page 22 from "18 months" to "12 months," the revised disclosure does not reconcile the two statements. On page 22, you state you currently have available resources allowing you to conduct your planned operations for 12 months. However, on page 2, you state that you need to raise "approximately $30,000 minimum" to fund your operations for the next 12 months. Please reconcile these two statements and revise the prospectus throughout as applicable.

In response to the Staff’s comment, the Company has revised the two disclosures in question. On Page 22 we now state that given the current working capital and the informal promise of related party loans, it is predicted with reservations, the minimum period of time that the Company will be able to conduct its planned operations using currently available resources is estimated to be now less than 12 months. On page 2, we now state that “L A M Y estimates it requires approximately $30,000 minimum to fund its operations for the next 12 months, without having to rely on the related party loans that come at a 10% interest burden and are undependable”.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31.

2.	We note your response to comment 6 and reissue. While we note your revised disclosure changing the disclosed interest rate on page 31 to align with the contents of Exhibit 10.8, please ensure the other material terms are aligned. As one example only, we note that you disclose on page 31 that the loan is "payable by May 25, 2025." However, Clause B on page 1 of Exhibit 10.8 states that the repayment date is September 20, 2025.

In response to the Staff’s comment, the Company has revised its prospectus throughout to align the material terms with Exhibit 10.8 accordingly.

Condensed Financial Statement, page F-1

3.	Please update your financial statements to include the interim period in accordance with Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosures within the Registration Statement throughout accordingly.

Statements of Cash flows (Restated), page F-6

4.

We reissue our prior comment 8 in part, as you did not fully address our comment. Please tell us why you show financing cash in-flows for $15,100 and $29,000 and investing cash out-flows of $44,100 for the acquisition of assets, even though no cash was exchanged. In this regard, you show net cash provided by financing activities of $54,933 and net cash used in investing activities of $44,100 on your statements of cash flows that include the above non-cash transactions.

In response to the Staff’s comment, the Company responds to the Staff with following statements:

These transactions were assumed to be carried in the manner of ordinary custom. For example, we took loan of $44,100 from Party A and recorded a transaction as follow;

Cash $44,100 (Debit)

Note Payable $44,100 (Credit)

Then we utilized that cash to purchase tangible & intangible property of $ 44,100 and recorded the transaction as follow;

Tangible $15,100 (Debit)

Intangible $ 29,000 (Debit)

Cash $44,100 (Credit)

So, after eliminating the cash within above two transactions will simply result in non-cash transaction as follow;

Tangible $15,100 (Debit)

Intangible $ 29,000 (Debit)

Note Payable $44,100 (Credit)

Furthermore, this is not an asset exchange for an asset where no cash is actually involved in the complete transaction in the true sense. These are the transaction where liabilities are actually to be paid-off in cash. So, these were reflected under investing and financing activities.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact us at lamy@twoplus1.live.

Sincerely,

L A M Y

/s/ Dwight Witmer